Huize Holding Limited

49/F, Building T1, Qianhai Financial Centre, Linhai Avenue

Qianhai Shenzhen-Hong Kong Cooperation Zone

Shenzhen 518000

People’s Republic of China

April 14, 2022

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Huize Holding Limited

Request to Withdraw Registration Statement on Form F-3 (File No. 333-254573)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Huize Holding Limited (the “Company”) hereby requests that the above-referenced registration statements on Form F-3 originally filed on March 22, 2021, including all exhibits filed therewith (the “F-3 Registration Statement”), be withdrawn, effective as of the date hereof.

The Company has determined not to proceed at this time with the proposed offering and sale of the securities to be covered by the F-3 Registration Statement. The F-3 Registration Statement was not declared effective and none of the Company’s securities has been issued or sold pursuant to the F-3 Registration Statement. The Company is withdrawing the F-3 Registration Statement on grounds that the withdrawal of the F-3 Registration Statement is consistent with the public interest and protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statements be credited to the Company’s account to be offset against the filing fee for future use by the Company or an affiliate of the Company.

Pursuant to the requirements of Rule 477 under the Securities Act, the Company has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

Very truly yours,

Huize Holding Limited

By:	/s/ Ronald Tam
Name:	Ronald Tam
Title:	Co-Chief Financial Officer and Chief Strategy Officer

cc:	Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Vincent Yao, Partner, PricewaterhouseCoopers Zhong Tian LLP